THISISGROUND HOLDINGS, INC.

Unaudited Financial Statements For The Period
November 1, 2015 through July 31, 2016

September 12, 2016



Independent Accountant's Review Report

To Management
ThisIsGround Holdings, Inc.
Los Angeles, CA

I have reviewed the accompanying balance sheet of ThisIsGround Holdings, Inc. as of July 31, 2016 , and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 12, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

THISISGROUND HOLDINGS, INC.
BALANCE SHEET
July 31, 2016

ASSETS

CURRENT ASSETS

Cash	$	114,505
Accounts Receivable, Net		29,412
Inventory		377,708
Prepaid Expenses		3,456
TOTAL CURRENT ASSETS		525,080

NON-CURRENT ASSETS

Property, Plant, and Equipment, Net	22,657
Deposits	25,500
Intangible Assets, Net	23,606
Goodwill, Net	89,146
TOTAL NON-CURRENT ASSETS	160,908
TOTAL ASSETS	$ 685,989

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	539,754
Unearned Revenue	31,437
Accrued Expenses	8,786
Taxes Payable	16,206
Current Portion of Notes Payable	2,000
Deposits Payable	500
TOTAL CURRENT LIABILITIES	598,683

NON-CURRENT LIABILITIES

Notes Payable	108,301
TOTAL LIABILITIES	706,983

STOCKHOLDERS' EQUITY

Common Stock (3,000,000 shares authorized and outstanding, $.0001 par value)	300
Preferred Stock (2,890,000 shares authorized and outstanding, $.0865 par value)	250,000
Retained Earnings (Deficit)	(271,295)
TOTAL STOCKHOLDERS' EQUITY	(20,995)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 685,989

1

Unaudited- See accompanying notes.

THISISGROUND HOLDINGS, INC.
INCOME STATEMENT
For the period November 1, 2015 through July 31, 2016
_____

Operating Income		
Sales, Net	$	2,597,111
Cost of Goods Sold		1,464,177
Gross Profit		1,132,934
Operating Expense		
Salaries and Benefits		594,144
Professional Services		204,911
Sales and Marketing		46,982
Travel and Entertainment		51,723
Facility Costs		81,648
Other General and Administrative		402,762
Research and Development		3,656
Total Operating Expense		1,385,826
Net Income from Operations		(252,892)
Other Income (Expense)		
Interest Income		3
Interest Expense		(3,773)
Patent Licensing Income		25,050
Depreciation		(8,277)
Amortization		(5,934)
State and Local Taxes		(16,686)
Total Other Income (Expense)		(9,617)
Net Income Before Provision for Income Tax		(262,509)
Provision for Income Tax		(9,600)
Net Income	$	(272,109)

2

Unaudited- See accompanying notes.

THISISGROUND HOLDINGS, INC.
STATEMENT OF CASH FLOWS
For the period November 1, 2015 through July 31, 2016
_____

Cash Flows From Operating Activities

Net Loss For The Period	$	(272,109)
Change in Accounts Receivable		39,597
Change in Inventory		(245,251)
Change in Prepaid Expenses		9,794
Change in Allowances		51,374
Change in Accounts Payable		331,814
Other Reconciling Items		37,588
Net Cash Flows From Operating Activities		(47,193)

Cash Flows From Investing Activities

Disposal of Assets	5,894
Capitalization of Goodwill	(174,061)
Adjustment to Depreciation	(9,524)
Adjustment to Amortization	5,934
Net Cash Flows From Investing Activities	(171,758)

Cash Flows From Financing Activities

Retirement of Common Stock	(24,700)
Issuance of Preferred Stock	250,000
Sales of Notes	108,156
Net Cash Flows From Investing Activities	333,456

Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		114,505
Cash at End of Period	$	114,505

3

THISISGROUND HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
NOVEMBER 1, 2015 TO JULY 31, 2016
_____

ORGANIZATION AND NATURE OF ACTIVITIES

ThisIsGround Holdings, Inc. ("the Company") is an online retailer of premium tech-oriented leather goods. The Company's products are designed is the United States and manufacturered in Italy before being offered for sale on the Company's website and through retail partners worldwide.

ThisIsGround Holdings, Inc. recorded a net operating profit for its 2015 tax year, but a net loss during the period ended July 31, 2016. As an online retailer, a large portion of the Company's sales occur during the fourth quarter of each year. The Company intends to raise capital in an equity crowdfund offering under Title III of the JOBS Act in the United States during the latter half of fiscal year 2016 in order to raise additional operating capital.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The estimated useful lives of the company's equipment, allowances for doubtful accounts and returns, the carrying value of goodwill and the value of the Company's intellectual property are significant estimates contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased. Additionally, receivables held by and due from retail partners (e.g. online resellers or payment processors that periodically settle in cash) are thought to carry exceptionally low risk of non-payment and are treated as cash. These receivables may or may not be insured or otherwise guaranteed.

Accounts Receivable

Accounts Receivable are reported net of the allowance for doubtful accounts and returns. The allowances are estimated based on management's experience in the retail industry and historical data and adjusted periodically as necessary. As of July 31, 2016, the allowances for doubtful accounts and returns amounted to $53,856 and $1,652, respectively.

Inventory

Inventory consists of both raw materials and finished goods held for sale and is carried at historical cost with periodic adjustments based on monthly sales. Management has determined that losses due to

THISISGROUND HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)
_____

obsolescence are likely to be rare. Thus, no amount has been recorded in the statements to adjust inventory to market.

Property, Plant and Equipment

The Company capitalizes equipment with an original value of $1,000 or greater. Depreciation expense is calculated on a straight-line basis for the estimated useful life of the item of equipment, less any salvage value. In general, estimated useful lives are the same as those specified under the Modified Adjusted Cost Recovery System (MACRS) for US federal income tax purposes. For the period ended July 31, the Company recorded depreciation expense in the amount of $8,277.

Intangible Assets

The Company's intangible assets include capitalized costs of patents associated with the Company's products or processes, and certain advertising or branding related items (e.g. trademarks). Intangible assets are amortized on a straight line basis over their legal life. For the period ended July 31, 2016, amortization expense amounted to $1,242.

Goodwill

The Company capitalized goodwill associated with its acquisition of ThisIsGround, LLC (a predecessor entity) at the time of its formation. Goodwill is amortized over its legal life as a Section 197 intangible under the US Internal Revenue Code. For the period ended July 31, 2016, amortization expense and accumulated amortization for Goodwill amounted to $4,692.

Notes Payable

The Company has a note payable to Science Media (ThisIsGround's former owner) in the amount of $8,786. The note is payable in installments equal to 35% of net income on a quarterly basis until paid in full. During the period ended July 31, 2016, the Company recorded $167 in interest expense associated with the note.

The Company has two working capital loans outstanding, both of which are included in the balance of notes payable.

Preferred Stock

During 2015, the Company issued 2,890,000 shares of Series I Preferred Stock in payment for all outstanding interests of ThisIsGround, LLC. During the period ended July 31, 2016, the Company declared a dividend payable to preferred shareholders in the amount of $8,786, but had not paid the dividend prior to period's end.

Revenue

The Company earns revenue primarily from the sale of its products online and through partner retailers. Revenue is stated net of purchase discounts and purchase returns. For the period ended July 31, 2016, discounts and returns amounted to $4,676 and $139,402, respectively.

THISISGROUND HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)
_____

For the period ended July 31, 2016, the Company also recognized $74,867 in design revenue that was not directly related to retail sales of the Company's products.

Cost of Goods Sold

Cost of goods sold includes merchandise purchased for resale, wastage, and shipping and packaging costs. For the period ended July 31, 2016, these expenses were as follows:

Merchandise for Resale	$ 1,392,252
Wastage	$ 27,670
Shipping and Packaging Costs	$ 44,255

Development Costs

The Company allocates expenses directly associated with development efforts and expenses them as incurred.

Federal Income Taxes

The Company recorded net income in the amount of $19,612 for the year ended December 31, 2015 for which it has allowed $6,000 for federal income taxes due. The Company is expected to accumulate various tax attributes such as net operating loss carryforwards and will fully reserve them. The Company faces substantial uncertainty as to whether it will be able to take advantage of any carry forwards in the future. Therefore, management has elected not to record a valuation allowance for any deferred tax asset. Net operating loss carryforwards expire if unused after twenty years.

The Company's federal tax filing for fiscal year 2015 will fall within the statutory period of review by the IRS until 2019.

State Taxes

The Company is subject to California Franchise Tax. For the year ended December 31, 2015, the Company estimated tax due to the State of California in the amount of $3,600. The Company's California Franchise Tax filing for tax year 2015 will remain open to statutory review until 2020.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions. The Company's receivables held by and due from retail partners, which are treated as cash, may or may not be guaranteed or insured.

GOVERNMENT PAYMENTS

At the end of the period, the Company owed $16,206 with respect to government payments. This amount includes accrued but unpaid sales taxes and value added taxes collected on behalf of governmental taxing authorities.

THISISGROUND HOLDINGS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)
_____

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 12, 2016, the date that the financial statements were available to be issued.